SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                       SENSORMATIC ELECTRONICS CORPORATION
                      _____________________________________
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    817265101
                                 ______________
                                 (CUSIP Number)

                                December 31, 1998
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 18 Pages

                                  SCHEDULE 13G

CUSIP No. 817265101                                           Page 2 of 18 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,583,050
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            2,583,050

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,583,050/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.45%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
________________
/1/  Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 817265101                                           Page 3 of 18 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,583,050
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            2,583,050

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,583,050/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.45%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
________________
/1/  Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 817265101                                           Page 4 of 18 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,583,050
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            2,583,050

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,583,050/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.45%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
________________
/1/  Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 817265101                                           Page 5 of 18 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,583,050
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            2,583,050

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,583,050/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.45%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
________________
/1/  Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 817265101                                           Page 6 of 18 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  657,450
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,583,050
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   657,450
    With
                           8        Shared Dispositive Power
                                            2,583,050

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,240,500/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.33%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
________________
/1/  Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 817265101                                           Page 7 of 18 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,583,050
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            2,583,050

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,583,050/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.45%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
________________
/1/  Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 817265101                                           Page 8 of 18 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  251,600
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   251,600
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            251,600/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .34%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
________________
/1/  Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 817265101                                           Page 9 of 18 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  490,004
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   490,004
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            490,004/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .65%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
________________
/1/  Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 817265101                                          Page 10 of 18 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  537,458
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,583,050
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   537,458
    With
                           8        Shared Dispositive Power
                                            2,583,050

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,120,508/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.17%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
________________
/1/  Position as of February 11, 1999.

                                                             Page 11 of 18 Pages


Item 1(a)         Name of Issuer:

                  Sensormatic Electronics Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  951 Yamato Road, Boca Raton, FL 33431.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                  vii)     Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.");

                  viii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM"); and

                  ix)      Purnendu Chatterjee ("Dr. Chatterjee").

                  This Statement relates to Shares (as defined herein) held for the account of QIP. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Dr. Chatterjee serves as a sub-investment advisor to QIP. Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

                  This Statement also relates to Shares held for the accounts of Mr. Soros and Open Society Institute, a New York Trust ("OSI") of which Mr.
Soros serves as a trustee, as well as Winston L.P., a Delaware limited partnership, CFM and Dr. Chatterjee. CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                                                             Page 12 of 18 Pages



Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of Winston L.P., CFM and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv)      SFM LLC is a Delaware limited liability company;

                  v)       Mr. Soros is a United States citizen;

                  vi)      Mr. Druckenmiller is a United States citizen;

                  vii)     Winston L.P. is a Delaware limited partnership;

                  viii)    CFM is a Delaware limited partnership; and

                  ix)      Dr. Chatterjee is a United States citizen.


Item 2(d)         Title of Class of Securities:

                           Common Stock, $.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           817265101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

                                                             Page 13 of 18 Pages



Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of February 11, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)    QIP, QIHMI,  QIH  Management,  SFM LLC and Mr.
Druckenmiller may be deemed to be the beneficial owner of the 2,583,050 Shares held for the account of QIP.

                           (ii)   Mr.  Soros may be deemed to be the  beneficial
owner of 3,240,500 Shares. This number consists of (A) 656,600 Shares held for his personal account, (B) 2,583,050 Shares held for the account of QIP and (C) 850 Shares held for the account of OSI.

                           (iii)  Winston   L.P.   may  be   deemed  to  be  the
beneficial owner of the 251,600 Shares held for the account of Winston L.P.

                           (iv)   CFM may be deemed to be the  beneficial  owner
of 490,004 Shares. This number consists of (A) 238,404 Shares held for the account of CFM and (B) 251,600 Shares held for the account of Winston L.P.

                           (v)    Dr.   Chatterjee  may  be  deemed  to  be  the
beneficial owner of 3,120,508 Shares. This number consists of (A) 47,454 Shares held for his personal account, (B) 251,600 Shares held for the account of Winston L.P., (C) 238,404 Shares held for the account of CFM and (D) 2,583,050 Shares held for the account of QIP.

Item 4(b)         Percent of Class:

                           (i)    The  number of  Shares  of which  each of QIP,
QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 3.45% of the total number of Shares outstanding.

                           (ii)   The number of Shares of which Mr. Soros may be
deemed to be the beneficial owner constitutes approximately 4.33% of the total number of Shares outstanding.

                           (iii)  The number of Shares of which Winston L.P. may
be deemed to be the beneficial owner constitutes approximately .34% of the total number of Shares outstanding.

                           (iv)   The  number  of  Shares  of  which  CFM may be
deemed to be the beneficial owner constitutes approximately .65% of the total number of Shares outstanding.

                           (v)    The  number of Shares of which Dr.  Chatterjee
may be deemed to be the beneficial owner constitutes approximately 4.17% of the total number of Shares outstanding.

                  Dr. Chatterjee has reached an understanding with Mr. Soros pursuant to which Dr. Chatterjee will furnish to Mr. Soros recommendations concerning transactions in the Shares. It is contemplated by Mr. Soros that Dr. Chatterjee will share in any profits and losses on Shares held for the account of Mr. Soros.

                                                             Page 14 of 18 Pages


Item 4(c)         Number of shares as to which such person has:

    QIP
    ---

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                  2,583,050

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:     2,583,050

    QIHMI
    -----

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                  2,583,050

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:     2,583,050

    QIH Management
    --------------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                  2,583,050

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:     2,583,050

    SFM LLC
    -------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                  2,583,050

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:     2,583,050

                                                             Page 15 of 18 Pages


    Mr. Soros
    ---------

    (i)   Sole power to vote or to direct the vote:                      657,450

    (ii)  Shared power to vote or to direct the vote:                  2,583,050

    (iii) Sole power to dispose or to direct the disposition of:         657,450

    (iv)  Shared power to dispose or to direct the disposition of:     2,583,050

    Mr. Druckenmiller
    -----------------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                  2,583,050

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:     2,583,050

    Winston L.P.
    ------------

    (i)   Sole power to vote or to direct the vote:                      251,600

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         251,600

    (iv)  Shared power to dispose or to direct the disposition of:             0

    CFM
    ---

    (i)   Sole power to vote or to direct the vote:                      490,004

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         490,004

    (iv)  Shared power to dispose or to direct the disposition of:             0

    Dr. Chatterjee
    --------------

    (i)   Sole power to vote or to direct the vote:                      537,458

    (ii)  Shared power to vote or to direct the vote:                  2,583,050

    (iii) Sole power to dispose or to direct the disposition of:         537,458

    (iv)  Shared power to dispose or to direct the disposition of:     2,583,050


Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

                                                             Page 16 of 18 Pages



Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  (iii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (iv) The partners of CFM have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of CFM, in accordance with their partnership interests in CFM.

                  (v) Dr. Chatterjee has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  (vi) OSI has right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Mr. Soros, Winston L.P., CFM and Dr.
Chatterjee. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., CFM and Dr. Chatterjee. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, OSI, Mr. Soros and Dr. Chatterjee. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI and Mr. Soros. The inclusion of the Shares held for the account of OSI herein shall not be deemed an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have beneficial ownership of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 17 of 18 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999                    QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  February 12, 1999                    QIH MANAGEMENT INVESTOR, L.P.

                                            By: QIH Management, Inc.,
                                                its General Partner



                                                 By:   /S/ MICHAEL C. NEUS
                                                       -------------------------
                                                       Michael C. Neus
                                                       Vice President


Date:  February 12, 1999                    QIH MANAGEMENT, INC.


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President


Date:  February 12, 1999                    SOROS FUND MANAGEMENT LLC


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel

Date:  February 12, 1999                    GEORGE SOROS



                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

                                                             Page 18 of 18 Pages


Date:  February 12, 1999                    STANLEY F. DRUCKENMILLER


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

Date:  February 12, 1999                    WINSTON PARTNERS, L.P.

                                            By: Chatterjee Fund Management,L.P.,
                                                General Partner

                                                By: Purnendu Chatterjee,
                                                    General Partner


                                                    By:     /S/ PETER HURWITZ
                                                            --------------------
                                                            Peter Hurwitz
                                                            Attorney-in-Fact

Date:  February 12, 1999                    CHATTERJEE FUND MANAGEMENT, L.P.

                                            By:     Purnendu Chatterjee,
                                                    General Partner


                                                    By:     /S/ PETER HURWITZ
                                                            --------------------
                                                            Peter Hurwitz
                                                            Attorney-in-Fact

Date:             February 12, 1999         PURNENDU CHATTERJEE



                                            By:     /S/ PETER HURWITZ
                                                    ----------------------------
                                                    Peter Hurwitz
                                                    Attorney-in-Fact